Mark L. Johnson

+1 617 526 6038 (t)
+1 617 526 5000 (f)
mark.johnson@wilmerhale.com
July 13, 2007
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Karen J. Garnett

Re:	SoundBite Communications, Inc.
Registration Statement on Form S-1 (Reg No. 333-142144)
Ladies and Gentlemen:
Our client SoundBite Communications, Inc. (the “Company”) is submitting for filing contemporaneously herewith Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 (Reg. No. 333-142144) initially filed by the Company with the Securities and Exchange Commission (the “SEC”) on April 16, 2007 and previously amended by Amendment No. 1 thereto filed with the SEC on June 8, 2007 (“Amendment No. 1”). We have set forth below the responses of the Company to the comments of the staff of the SEC (the “Staff”) set forth in the letter dated July 3, 2007, from Karen J. Garnett, Assistant Director of the SEC, to Peter Shields, President of the Company.

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the letter dated July 3, 2007 and have keyed the Company’s responses to the headings and numbering of those comments. The responses are based on information provided to us by representatives of the Company.
Prospectus Summary, page 1
1.	We note your response to comment three of our letter dated May 22, 2007. You respond that the use of the word “can” indicates that there are circumstances where an organization may not achieve significant savings. However, you only discuss the circumstance where an organization could achieve savings. Please revise to balance your positive disclosure.

In light of the Staff’s comment, the Company has revised the disclosure contained in Amendment No. 1 in order to eliminate the references to the potential significance of the savings that an organization may achieve by using the Company’s service. Please see “Prospectus Summary—Our On-Demand Service—Lower total cost of ownership” on page 2 and “Business—Our Solution—Lower total cost of ownership” on page 52 of Amendment No. 2.

Securities and Exchange Commission
July 13, 2007

2.	We note the revised disclosure on page 1 and later in the document that your “multi-tenant architecture enables a single instance of our customer communications platform to serve multiple client organizations cost-effectively.” This statement is filled with industry jargon that may be difficult to understand for an investor who is not familiar with your business or industry. Please revise to state this point in clear, plain language. Similarly, please revise the disclosure on page 2 to explain the term “scale.”

The Company has revised the disclosure contained in Amendment No. 1 in response to the Staff’s comment. Please see “Prospectus Summary—SoundBite Communications” on page 1 and “Business—Overview” on page 52 of Amendment No. 2.
Critical Accounting Policies, page 31
3.	We note your response to prior comment 15. Please tell us why you concluded that disclosure relating to the valuation consultant was not material to investors and therefore could be omitted from the prospectus. Annex A to your response letter indicates that the Board considered the valuation reports, among other things, in determining fair value.

The Company has revised the disclosure contained in Amendment No. 1 in response to the Staff’s comments 3 and 11. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Stock-Based Compensation” on pages 33 to 39 of Amendment No. 2.
Results of Operations, page 34
Comparison of three months ended March 31, 2006 and 2007, page 35
4.	We note in the disclosure of revenue changes that your “average rate per minute charged to clients decreased slightly. . . .” Please revise to quantify the amount of the decrease and discuss the reason behind the decrease.

The Company has revised the disclosure contained in Amendment No. 1 to discuss the reason for the decrease in the average rate per minute. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Comparison of Three Months Ended March 31, 2006 and 2007” on page 41 of Amendment No. 2.

The Company has not quantified the amount of the decrease because it believes disclosure of such information could be competitively disadvantageous. The Company believes some existing and potential clients, particularly the Company’s largest clients, could use that information in an attempt to negotiate lower prices for the Company’s service. The Company also believes competitors could use the information in competing with the Company for business.
Hosted AVM Solutions, page 56
5.	We note your response to comment 24 of our letter dated March 22, 2007 that there is a small number of vendors who deliver similar on-demand services. Please revise to quantify the number of competing vendors and disclose your size relative to those vendors.

Securities and Exchange Commission
July 13, 2007

The Company has revised the disclosure contained in Amendment No. 1 in response to the Staff’s comment. Please see “Business—Competition—Hosted AVM Solutions” on page 62 of Amendment No. 2.
Executive Compensation, page 65
Compensation Discussion and Analysis, page 65
6.	We note your response to prior comment 30; however, we are unable to locate the revised disclosure. Refer to the second paragraph under this heading and the reference to comparable companies in the last two sentences. Please revise as previously requested to disclose the names of peer companies and identify the specific elements of compensation that were benchmarked.

The Company has revised the disclosure contained in Amendment No. 1 in response to the Staff’s comment. Please see “Management—Executive Compensation—Compensation Discussion and Analysis—Objectives and Philosophy of Our Executive Compensation Program” on page 71 of Amendment No. 2.
Components of Our Executive Compensation Program, page 66
7.	We note your response to comment 31 of our letter dated March 22, 2007 and the additional disclosure that there was “substantial” compliance with revenue objectives. Please revise to elaborate on the “substantial” compliance.

The Company has revised the disclosure contained in Amendment No. 1 in response to the Staff’s comment. Please see “Management—Executive Compensation—Compensation Discussion and Analysis—Components of Our Executive Compensation Program” on page 72 of Amendment No. 2.

8.	We note your response to comment 32 of our letter dated March 22, 2007 that disclosure of the targets used in your 2006 and 2007 plan would harm you.

Please provide a more detailed response concerning the competitive harm you would experience should you disclose your financial performance objectives and targets for the 2006 and 2007 compensation plans. Identify for us the specific targets and explain how disclosure of those particular benchmarks would cause you substantial competitive harm. To the extent your targets relate to information in the financial statements, such as revenues and net income, please discuss why those amounts, which have already been disclosed in the historical financial statements, should be treated proprietary information.

As disclosed in Amendment No. 1, (a) 50% of the bonus payments under the 2006 Executive Compensation Plan were based upon achievement of specified objectives relating to annual net income and monthly, quarterly and/or annual revenue targets and (b) 66% of the bonus payments under the 2007 Management Cash Compensation Plan are based on achievement of specified quarterly revenue and operating income targets. The Company believes that Instruction 4 to Item 402(b) of Regulation S-K is applicable to each of these performance targets, because the quantitative financial targets incorporated in the 2006 Executive Compensation Plan and the 2007 Management Cash Compensation Plan involve confidential financial information, the disclosure of

Securities and Exchange Commission
July 13, 2007

which would result in competitive harm for the Company. The Company treats its internal financial performance targets as confidential, has not disclosed these targets publicly in the past and does not plan to disclose these targets publicly in the future. The Company believes disclosure of these targets would likely result in competitive harm to the Company. These targets reflect strategic goals and objectives of the Company. The Company believes competitors could use this information in devising their own market and growth strategies in order to compete more successfully with the Company. If the Company were to fail to attain targets for a particular fiscal period, the Company believes competitors could use that information in competing with the Company for both business and employees. Moreover, if existing and potential clients were able to gain access to the forecasted revenue, operating income and net income reflected in the Company’s performance targets, the Company believes those clients may be able to estimate the Company’s projected gross margins and then use that information to negotiate lower prices for the Company’s service. The Company believes it has complied with Instruction 4 by disclosing the difficulty faced by the Company in achieving the financial targets. See “Management—Executive Compensation—Compensation Discussion and Analysis—Components of Our Executive Compensation Program” on page 73 of Amendment No. 2, which states with respect to the 2007 Management Cash Compensation Plan that “threshold levels can be characterized as challenging, while the maximum goals, which result in increased compensation, require increasingly demanding levels of performance.”

While the Company uses financial targets based on line items in its financial statements, those line item amounts reflect the Company’s historical performance, not the internal forecasts or targets used by the compensation committee in establishing compensation benchmarks. Actual results for a period inevitably differ from compensation benchmarks established for that period, and benchmarks, while based in part on prior period historical results, inevitably vary from those historical results. As a result, the compensation targets are not reflected in, and cannot be deduced or inferred from, information disclosed in historical financial statements.

9.	We note that for both your 2006 and 2007 compensation plans there are “strategic objectives.” Please provide a more detailed analysis of the competitive harm that you would experience should you disclose your strategic objectives here.

The strategic objectives contained in the 2006 Executive Compensation Plan and the 2007 Management Cash Compensation Plan involve confidential financial information, the disclosure of which would result in competitive harm for the Company. The Company treats these strategic objectives as confidential, and has not disclosed these strategic objectives publicly in the past and does not plan to disclose these strategic objectives publicly in the future. These strategic objectives typically reflect the projected development of the Company’s business and its services and the long-term goals of the Company’s board of directors and management team. For example, the strategic objectives under the 2007 Management Cash Compensation Plan include the development of new products and services, improvement of research and development efforts, and the implementation of new marketing campaigns. If these strategic objectives were disclosed publicly, the Company believes its competitors could use this information in an attempt to compete more effectively with the Company by, for example, changing or reprioritizing their development efforts or revising their marketing strategies.

10.	We note your response to prior comment 32 and the disclosure regarding strategic objectives under the 2006 Executive Compensation Plan. Please provide a more detailed description of the

Securities and Exchange Commission
July 13, 2007

subjective evaluation and judgment conducted by the compensation committee in determining these awards, including the factors considered by the committee.

The Company has revised the disclosure contained in Amendment No. 1 in response to the Staff’s comment. Please see “Management—Executive Compensation—Compensation Discussion and Analysis—Components of Our Executive Compensation Program” on page 72 of Amendment No. 2.
Financial Statements and Notes
Note 10 — Common Stock, page F-21
11.	We have read and considered your response to comment 42. Within your disclosure on page 33, we note that the board did not obtain contemporaneous valuations by an unrelated valuation specialist in connection with every option grant because the board believed its determination of the fair value of the company’s common stock at the grant dates to be reasonable based on the foregoing factors. Please expand your MD&A to include a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant in the last 12 months and the estimated initial public offering price. Please clarify the significant factors, assumptions and methodologies used in determining fair value and how the use of an independent valuation specialist was considered in determining the value of your underlying common stock.

The Company has revised the disclosure contained in Amendment No. 1 in response to the Staff’s comments 3 and 11. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Stock-Based Compensation” on pages 33 to 39 of Amendment No. 2.
* * * *
     Please do not hesitate to telephone the undersigned at 617-526-6038 if you have any questions regarding this response letter, Amendment No. 2 or any related matters.

Very truly yours, /s/ Mark L. Johnson Mark L. Johnson

cc:	Yolanda Crittenden Duc Dang Cicely Lamothe Peter R. Shields Robert C. Leahy Christopher A. Hemme Stephen W. Ingram Mark J. Macenka Kenneth J. Gordon